UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934


CANTERBURY RESOURCES, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE
(Title of Class of Securities)

138114 103
(CUSIP Number)

Bruce A. Wetherall
69 Stanley Point Road, Devonport
Auckland, New Zealand 0624
(64) 9 445-6338
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


June 3, 2009
(Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a  statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






1.	Names of Reporting Persons:	Bruce A. Wetherall
I.R.S. Identification Nos. of above persons (entities only): Not Applicable


2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(a)	[_]
(b)	[  ]

3.	SEC Use Only:


4.	Source of Funds (See Instruction):	PF


5.	Check if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e):


6.	Citizenship or Place of Organization:	  New Zealand
Citizenship


Number of Shares Beneficially by Owned by Each Reporting Person
With:

7.	Sole Voting Power:  		11,500,000 Shares

8.	Shared Voting Power:  	Not Applicable

9.	Sole Dispositive Power:  	11,500,000 Shares

10.	Shared Dispositive Power:  	Not Applicable

11.	       Aggregate Amount Beneficially Owned by Each
Reporting Person: 11,500,000 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions):

	Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person (See Instructions)		IN




ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the ?Company Shares?), of Canterbury Resources, Inc., a Nevada Corporation (the ?Company?). The principal executive offices of the Company are located at 69 Stanley Point Road, Devonport, Auckland, New Zealand 0624.

ITEM 2.	IDENTITY AND BACKGROUND.

(a)	Name of Person filing this Statement:

Bruce A. Wetherall (the ?Reporting Person?).

(b)	Residence or Business Address:

The residential address of the Reporting Person is 69
Stanley Point Road, Devonport, Auckland, New Zealand 0624.

(c)	Present Principal Occupation and Employment:

The Reporting Person is the Chief Executive Officer, Chief
Financial Officer, Chief Accounting Officer, President,
Secretary, Treasurer and a director of the Company. The
Reporting Person has served in those capacities since the Company?s inception on September 2, 2008. The principal executive offices of the Company are located at 69 Stanley
Point Road, Devonport, Auckland, New Zealand 0624.

(d)	Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is a citizen of New Zealand.


ITEM 3. 	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On December 30, 2008, the Reporting Person acquired 11,500,000
Company Shares of the Company at a price of $0.001 per share for total proceeds of $11,500. The Reporting Person paid for these shares out of his personal funds.

ITEM 4.	PURPOSE OF TRANSACTION.

The purchase of the Company Shares by the Reporting Person was an initial investment as the founding shareholder of the Company.

The Company registered for resale 5,000,000 Company Shares by the Report Person at a price of $0.01 per Company Share offered pursuant to a Registration Statement on Form S-1 under the Securities Act of 1933. The Registration Statement on Form S-1 was declared effective at 12:00pm (Eastern Time) on June 3, 2009.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

      As of June 3, 2009, the Reporting Person beneficially owns the following securities of the Company:

Title of Security
Amount
Percentage of
Shares of Common
Stock(1)
Common Stock
11,500,000
100%

(1)	As of June 3, 2009, there were 11,500,000 Company
Shares issued and outstanding.

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of the Company Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

The Reporting Person has not effected any transactions in the Company?s securities during the past 60 days.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

      None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five
Percent:

      Not Applicable.


ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE
ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 13, 2009

Date



/s/ Bruce A. Wetherall

Signature


Bruce A. Wetherall

Name/Title






CUSIP No. 138114 103


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